1933 ACT FILE NO.:  333-175875
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1522507


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       ADVISORS DISCIPLINED TRUST 769

B.  Name of depositor:         ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado  80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            Scott Colyer                         Mark J. Kneedy
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on October 21, 2011 at 2:00 p.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

DIVIDEND RULER PORTFOLIO, SERIES 2011D

(ADVISORS DISCIPLINED TRUST 769)





                            A portfolio of stocks of
                         foreign and domestic companies
                       selected by applying a specialized
                       dividend-oriented criteria seeking
                           above average total return





                                   PROSPECTUS

                                OCTOBER 21, 2011









        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.


-------------------------------------------------------------------------------

                                                            [LOGO]

                                                             UBS

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return through dividend income and capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return, through dividend income and capital appreciation, by investing in a portfolio of common stocks of foreign and domestic companies identified by UBS Financial Services Inc. ("UBS") meeting its criteria for "dividend ruler" stocks. UBS created its "dividend ruler" criteria in order to identify companies that have had a history of consistently increasing dividends along with earnings. Although past performance is no guarantee of future results, the Sponsor believes that stocks issued by companies which meet the criteria set forth below should benefit from recent increases in dividend pay out ratios and dividend per share growth rates.

  The UBS "dividend ruler" criteria selects domestic stocks and foreign stocks held in the form of American Depositary Receipts ("ADRs")(excluding real estate investment trusts) which, at the time of selection:

  * Had a dividend yield greater than the yield of the Standard & Poor's 500 Index;

  * For domestic stocks, were included on the Sector Outperform List by UBS Wealth Management Research ("WMR");

  *  For ADRs, were rated "Buy" by UBS Investment Research;

  * Had a 10-year compound average growth rate of dividends per share greater than 4%;

  * For any U.S.-based companies, the "R-Squared" (a measure of consistency) of the last 40 quarters' dividends per share, relative to linear trend line, was greater than 80%; and

  * For any non-U.S.-based companies, the "R-Squared" of the last 10 years' dividends per share in local currency, relative to linear trend line, was greater than 85%.

  For additional details regarding the UBS "dividend ruler" selection criteria, see "Understanding Your Investment--UBS Dividend Rulers."

  UBS is a corporation organized under the laws of the State of Delaware and is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

  Please note that the strategy was applied to select the portfolio at a particular time. If we<F1>* create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* STOCK PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY CONSUMER PRODUCTS AND SERVICES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* STOCKS OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same stocks even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks of foreign and domestic companies selected by UBS using dividend-oriented criteria.

  *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  * are uncomfortable investing in foreign and domestic companies selected using dividend-oriented criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 21, 2011
          TERMINATION DATE                            January 24, 2013

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.2960 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00770E529
            Reinvest distributions                           00770E537
          Fee Based Accounts
            Cash distributions                               00770E545
            Reinvest distributions                           00770E552

          TICKER SYMBOL                                         AAMRIX

          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------

*  As of October 20, 2011 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.50             15.00
Creation & development fee          0.45              4.50
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.50%            $5.00
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF  NET        PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.75
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.28%            $2.75
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.150 per unit and is paid in three monthly installments beginning February 20, 2012. The creation and development fee is fixed at $0.045 per unit and is paid at the end of the initial offering period (anticipated to be three months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $375
          3 years             $943
          5 years           $1,539
          10 years          $3,152

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                        Investment Summary     3

DIVIDEND RULER PORTFOLIO, SERIES 2011D
(ADVISORS DISCIPLINED TRUST 769)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 21, 2011


                                                                      PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                              AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                               PRICE             SHARE(1)      TO TRUST(2)
---------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         CONSUMER DISCRETIONARY - 9.12%

    126       HD           Home Depot Inc.                                 3.03%            $35.73           $4,502
     51       MCD          McDonald's Corporation                          3.06              89.01            4,540
    248       PSO          Pearson PLC (3)                                 3.03              18.15            4,501

                         CONSUMER STAPLES - 27.25%

     51       BTI          British American Tobacco PLC (3)                3.04              88.64            4,521
     67       KO           The Coca-Cola Company                           3.03              67.12            4,497
     49       CL           Colgate-Palmolive Company                       3.02              91.62            4,489
     54       DEO          Diageo PLC (3)                                  3.04              83.57            4,513
    114       GIS          General Mills Inc.                              3.02              39.37            4,488
     78       NSRGY        Nestle SA (3)                                   3.03              57.63            4,495
     72       PEP          PepsiCo Inc.                                    3.01              62.12            4,473
     69       PG           The Procter & Gamble Company                    3.03              65.09            4,491
    234       TSCDY        Tesco PLC (3)                                   3.03              19.25            4,505

                         ENERGY - 3.02%

     57       XOM          Exxon Mobil Corporation                         3.02              78.71            4,487

                         FINANCIALS - 3.04%

    109       AFL          Aflac Inc.                                      3.04              41.37            4,509

                         HEALTH CARE - 15.15%

     95       AZN          AstraZeneca PLC (3)                             3.01              47.05            4,470
     72       JNJ          Johnson & Johnson                               3.03              62.53            4,502
    135       MDT          Medtronic Inc.                                  3.03              33.37            4,505
     78       NVS          Novartis AG (3)                                 3.05              57.98            4,522
    130       SNY          Sanofi (3)                                      3.03              34.65            4,505

                         INDUSTRIALS - 21.21%

     57       MMM          3M Company                                      3.02              78.68            4,485
     72       BA           The Boeing Company                              3.03              62.49            4,499
     96       EMR          Emerson Electric Company                        3.01              46.48            4,462
     97       ITW          Illinois Tool Works Inc.                        3.04              46.53            4,513
    105       RTN          Raytheon Company                                3.03              42.76            4,490
     65       UPS          United Parcel Service Inc.                      3.03              69.20            4,498
     61       UTX          United Technologies Corporation                 3.05              74.25            4,529



(Continued)



4     Investment Summary

DIVIDEND RULER PORTFOLIO, SERIES 2011D
(ADVISORS DISCIPLINED TRUST 769)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 21, 2011


                                                                      PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                              AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                               PRICE             SHARE(1)      TO TRUST(2)
---------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY - 3.02%

    190       INTC         Intel Corporation                               3.02%            $23.61           $4,486

                         MATERIALS - 3.02%

     54       APD          Air Products & Chemicals Inc.                   3.02              83.08            4,486

                         TELECOMMUNICATION SERVICES - 9.10%

    155       T            AT&T Inc.                                       3.03              28.99            4,493
    252       DCM          NTT DoCoMo Inc. (3)                             3.04              17.91            4,513
    163       VOD          Vodafone Group PLC (3)                          3.03              27.64            4,505

                         UTILITIES - 6.07%

     82       NEE          NextEra Energy Inc.                             3.04              55.08            4,517
    135       NU           Northeast Utilities                             3.03              33.37            4,505

                                                                        ---------                         ----------
                                                                         100.00%                           $148,496
                                                                        =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,496 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               France                   3.03%
               Japan                    3.04%
               Switzerland              6.08%
               United Kingdom          18.18%
               United States           69.67%

(4)  This is a non-income producing security.


                                                        Investment Summary     5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                               UBS DIVIDEND RULERS

  UBS created its "dividend ruler" criteria in order to identify companies that have had a history of consistently increasing dividends along with earnings. The trusts' portfolio is restricted to domestic stocks and ADRs meeting the criteria described in detail under "Investment Summary--Principal Investment Strategy".

  To be included in the trust's portfolio, domestic stocks must be included on WMR's Sector Outperform List at the time of selection. To determine whether a security is included on the Sector Outperform List, WMR analysts provide a relative rating of such security using the Industry Sector Relative Stock View System, which is based on a stock's total return potential against the total estimated return of the appropriate sector benchmark over the next 12 months. The classifications for the Industry Sector Relative Stock View System are as follows:

  * Outperform. Expected to outperform the sector benchmark over the next 12 months.

  * Marketperform. Expected to perform in line with the sector benchmark over the next 12 months.

  * Underperform. Expected to underperform the sector benchmark over the next 12 months.

  * Under Review. Upon special events that require further analysis, the stock rating may be flagged as "Under review" by the WMR analyst.

  * Restricted. Issuing of research on a company by WMR can be restricted due to legal, regulatory, contractual or best business practice obligations which are normally caused by UBS Investment Bank's involvement in an investment banking transaction in regard to the concerned company.

  * Suspend. An outperform or underperform rating may be suspended when the stock's performance materially diverges from the performance of its respective benchmark.

  Sector bellwethers, or stocks that are of high importance or relevance to the sector, that are not placed on either the Sector Outperform List or the Sector Underperform List (i.e., are not expected to either outperform or underperform the sector benchmark) will be classified as Marketperform. Additionally, when stocks that are not deemed to be of high importance or relevance to the sector are not expected to outperform or underperform the sector benchmark, they will simply be removed from the lists and will not be assigned a WMR rating.

  To be included in the trust's portfolio, ADRs must be rated "Buy" by UBS Investment Research using their Stock Recommendation System at the time of selection. The classifications for the UBS Investment Research Stock Recommendation System are generally as follows:

  *  Buy.  Forecast Stock Return is more than 6% above the Market Return
     Assumption.

  * Neutral. Forecast Stock Return is within 6% above or below the Market Return Assumption.


6     Understanding Your Investment

  * Sell. Forecast Stock Return is more than 6% below the Market Return Assumption.

  * Under Review. Stocks may be flagged as Under Review by the analyst, indicating that the stock's price target and/or rating are subject to possible change in the near term, usually in response to an event that may affect the investment case or valuation.

  * Core Banding Exception. Exceptions to the standard 6% bands may be granted by the UBS Investment Research Investment Review Committee (the "IRC"). Factors considered by the IRC include the stock's volatility and the credit spread of the respective company's debt. As a result, stocks deemed to be very high or low risk may be subject to higher or lower bands as they relate to the rating.

  * Under Review. Stocks may be flagged as Under Review by the analyst, indicating that the stock's price target and/or rating are subject to possible change in the near term, usually in response to an event that may affect the investment case or valuation.

  For purposes of the classifications described above, "Forecast Stock Return" is defined as expected percentage price appreciation plus gross dividend yield over the next 12 months. "Market Return Assumption" is defined as the one-year local market interest rate plus 5% (a proxy for, and not a forecast of, the equity risk premiums).

                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMPORTFOLIOS.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine


                                             Understanding Your Investment     7
the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to value of the security. We will only do this if a security is not principally traded on a national securities exchange, or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.70% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on the trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.150 per unit. Your trust pays the deferred sales fee in equal monthly installments as described on page 3. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 2.95% of the public offering price and does not include deferred payments.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of


8     Understanding Your Investment
any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             2.95%
     $50,000 - $99,999             2.70
     $100,000 - $249,999           2.45
     $250,000 - $499,999           2.20
     $500,000 - $999,999           1.95
     $1,000,000 or more            1.40

  We apply these fees as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 2.45% of your public offering price per unit.

  You may AGGREGATE unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or minor children living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply during the initial offering period.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.45%
                                  -------
    Total sales fee                0.45%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms


                                             Understanding Your Investment     9
whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees of the sponsor and its affiliates and their family members (spouses, children and parents). These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any of our other unit trusts. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with (1) termination proceeds from an unaffiliated unit trust or (2) redemption proceeds from an unaffiliated unit trust if such trust is scheduled to terminate within 30 days of the redemption. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only during the initial offering period.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies during the initial offering period and in the secondary market. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement


10     Understanding Your Investment
accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMPORTFOLIOS.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial
offering period.   You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment


                                            Understanding Your Investment     11
is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income (pro-rated on an annual basis) along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  When the trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's monthly income distribution is equal to one-twelfth of the estimated net annual dividends to be received by the trust after deduction of trust operating expenses. Because the trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by the trust on the ensuing record date.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment


12     Understanding Your Investment

Summary" section of this prospectus. We generally base the estimate of the income the trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in income payments received and with the sale of securities. The estimated net annual distributions for subsequent years are expected to be less than estimated distributions for the first year because a portion of the securities included in the trust portfolio will be sold during the first year to pay for organization costs, the creation and development fee and the deferred sales fee.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular industry because the portfolio concentrates in companies within that industry. A portfolio "concentrates" in an industry when stocks in a particular industry make up 25% or more of the portfolio.

  The trust invests significantly in stocks of CONSUMER PRODUCTS AND SERVICES companies. These companies manufacture or sell various


                                            Understanding Your Investment     13
consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

  FOREIGN ISSUER RISK. Because the trust may invest in stocks of foreign companies, the trust may involve additional risks that differ from an investment exclusively in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The trust also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The trust involves the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the trust to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts
(ADRs). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the trustee of your trust). The ADRs in the trust, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

  The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the securities in the trust is maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of your trust's securities to vary when your trust purchases additional securities or sells securities to satisfy expenses or unit redemptions. This could have a material impact on investment performance and portfolio composition.

  Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange fates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the trustee will estimate current exchange rates for the relevant currencies based


14     Understanding Your Investment
on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the trustee may not reflect the amount the trust would receive in U.S. dollars, had the trustee sold any particular currency in the market. The value of the portfolio securities in terms of U.S. dollars, and therefore the value of your units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the portfolio securities trade.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has


                                            Understanding Your Investment     15
been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public


16     Understanding Your Investment
are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of FINRA and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust. Its principal unit investment trust division office is located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the


                                            Understanding Your Investment     17
broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             2.25%
     $50,000 - $99,999             2.00
     $100,000 - $249,999           1.75
     $250,000 - $499,999           1.50
     $500,000 - $999,999           1.25
     $1,000,000 or more            0.70

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. We also apply the different levels on a unit basis using a $10 unit equivalent. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the distribution fee is 1.30% of the public offering price per unit. No distribution fee is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee. In addition to the foregoing, we will pay UBS an additional concession within a reasonable time following the initial offering period equal to 0.10% of the public offering price per unit sold by UBS during the initial offering period, excluding units sold to Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trust offered in this prospectus is a Volume Concession A trust. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus. The additional concession is based on total initial offering period sales of all Volume Concession A trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $10,000,000                            0.000%
     $10,000,000 but less than $25,000,000            0.050
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $75,000,000            0.110
     $75,000,000 but less than $100,000,000           0.120
     $100,000,000 but less than $250,000,000          0.125
     $250,000,000 but less than $500,000,000          0.135
     $500,000,000 or more                             0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint


18     Understanding Your Investment
during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of


                                            Understanding Your Investment     19
our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a new 3.8 percent "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because


20     Understanding Your Investment
the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.


                                            Understanding Your Investment     21

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the trust beginning prior to 2012, distributions from the trust that are properly designated by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust


22     Understanding Your Investment
may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.045 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.


                                            Understanding Your Investment     23

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


























24     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 769

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 4 and 5, of Advisors Disciplined Trust 769, as of October 21, 2011, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of October 21, 2011. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 769 as of October 21, 2011, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
October 21, 2011


ADVISORS DISCIPLINED TRUST 769

STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 21, 2011
---------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . . . . . . . . . $  148,496
                                                                                               ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,496
                                                                                               ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      750
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,250
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        675
                                                                                               ----------
                                                                                                    3,675
                                                                                               ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    150,000
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,504
    Less: deferred sales fee, creation & development fee and organization costs (3)(4)(5)  . .      3,675
                                                                                               ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    144,821
                                                                                               ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,496
                                                                                               ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,000
                                                                                               ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    9.655
                                                                                               ==========


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $200,000) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $0.05 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation & development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation & development fee. On the inception date, the total sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $0.150 per unit and the creation & development fee is equal to $0.045 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     25

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to      6     UBS Dividend Rulers
help you understand          7     How to Buy Units
your investment             11     How to Sell Your Units
                            12     Distributions
                            13     Investment Risks
                            15     How the Trust Works
                            20     Taxes
                            23     Expenses
                            23     Experts
                            24     Additional Information
                            25     Report of Independent Registered
                                   Public Accounting Firm
                            25     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMportfolios.com
this and other investments,        BY E-MAIL
including the Information          info@AAMportfolios.com
Supplement                         CALL ADVISORS ASSET MANAGEMENT, INC.
                                   (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 769
  Securities Act file number:  333-175875
  Investment Company Act file number:  811-21056





                                 DIVIDEND RULER
                                   PORTFOLIO,
                                  SERIES 2011D


                                   PROSPECTUS


                                OCTOBER 21, 2011














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 769

                     DIVIDEND RULER PORTFOLIO, SERIES 2011D

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226-2309 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          5
          Administration of the Trust                           7
          Portfolio Transactions and Brokerage Allocation      16
          Purchase, Redemption and Pricing of Units            16
          Taxation                                             21
          Performance Information                              24

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated interest distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide above average total return, through dividend income and capital appreciation, by investing in a portfolio of common stocks of foreign and domestic companies identified by UBS Financial Services Inc. ("UBS") meeting its criteria for "dividend ruler" stocks as described in the prospectus. There is, of course, no guarantee that the trust will achieve its objective.
The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if the trust has elected to be taxed as a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because the trust invests in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     CONSUMER PRODUCTS AND SERVICES ISSUERS. The trust may invest significantly in issuers that manufacture or sell consumer products and/or services. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     FOREIGN ISSUERS. Because a trust may invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     A trust may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a trust might obtain had the trustee sold the currency in the market at that time.

     SMALL-CAP AND MID-CAP COMPANIES. While historically smaller company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap and mid-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the estimated net annual income distributions to be received by the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the estimated annual income distributions to be received by the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without
the consent of all affected     unitholders.  Except for the amendments, changes
or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road,

Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell shares of units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXATION

     The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

     As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trusts intend to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible

4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

     If the trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, the trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust's taxable income whether or not such income is distributed.

     If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 13 (File No. 333-116816) as filed on August 5, 2004.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement of Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1    Opinion of counsel as to legality of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trust.

4.1    Consent of evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 736 (File No. 333-174382) as filed on
       August 18, 2011.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213
       (File No. 333-148484) as filed on January 4, 2008.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 769, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699 and 731 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 769 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 21st day of October, 2011.


                                ADVISORS DISCIPLINED TRUST 769

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 21, 2011 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

R. Scott Roberg            Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Andrew Williams            Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*















-------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.